As filed with the Securities and Exchange Commission on October 28, 2011
Securities Act Registration No. 333-149315
Investment Company Act Registration No. 811-21725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☑ POST-EFFECTIVE AMENDMENT NO. 16
and/or
☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO. 33
Tortoise Energy Capital Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211
(913) 981-1020
Agent for Service
David J. Schulte
11550 Ash Street, Suite 300
Leawood, Kansas 66211
Copies of Communications to
Steven F. Carman, Esq.
Eric J. Gervais, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
(816) 983-8000
     Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.
     If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑
     This post-effective amendment will become effective immediately upon filing pursuant to Rule 462(d).

Tortoise Energy Capital Corporation (“Registrant”)
Contents of Registration Statement
This Post-Effective Amendment consists of the following:
1. Facing sheet of the Registration Statement.
2. Part C of the Registration Statement (including signature page).
3. Exhibit (g) filed pursuant to Item 25 of the Registration Statement.
Parts A and B of the Registrant’s Post-Effective Amendment No.12 to the Registration Statement on Form N-2 (No. 333-149315), filed on January 31, 2011, are incorporated by reference herein and this Post-Effective Amendment is being filed for the purpose of filing one exhibit to this Registration Statement on Form N-2.

PART C — OTHER INFORMATION
Item 25: Financial Statements and Exhibits
          1. Financial Statements:
          The Registrant’s audited financial statements dated November 30, 2010, notes to such financial statements and the report of independent registered public accounting firm on the Registrant’s audited financial statements dated November 30, 2010, along with the Registrant’s unaudited financial statements dated February 28, 2011 and May 31, 2011 and notes to such financial statements, are incorporated by reference into the statement of additional information.
          2. Exhibits:

a.1.	Articles of Incorporation (1)

a.2.	Articles of Amendment (2)

a.3.	Articles Supplementary relating to Mandatory Redeemable Preferred Shares (13)

a.4.	Articles Supplementary relating to Series B Mandatory Redeemable Preferred Shares (20)

b.	Amended and Restated By-laws (10)

c.	Inapplicable

d.1.	Form of Common Share Certificate (8)

d.2.	Form of Preferred (MMP) Stock Certificate(8)

d.3.	Form of Note (8)

d.4.	Indenture of Trust (6)

d.5.	Form of Supplemental Indenture of Trust (8)

d.6.	Statement of Eligibility of Trustee on Form T-1 (3)

d.7.	Form of Moody’s Rating Guidelines (8)

d.8.	Form of Fitch Rating Guidelines (13)

d.9.	Master Note Purchase Agreement (9)

d.10.	First Amendment to Master Note Purchase Agreement (13)

d.11.	First Supplement to Master Note Purchase Agreement (13)

e.	Terms and Conditions of Dividend Reinvestment Plan (3)

f.	Inapplicable

g.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. *

h.1.	Form of Underwriting Agreement relating to Common Stock (8)

h.2.	Form of Underwriting Agreement relating to Preferred Stock (8)

h.3.	Form of Underwriting Agreement relating to Notes (8)

h.4.	Form of Purchase Agreement for Direct Placement of Common Stock (8)

h.5.	Form of Placement Agency Agreement for Direct Placement of Common Stock (8)

h.6.	Controlled Equity Offering Sales Agreement (12)

h.7.	First Amendment to Controlled Equity Offering Sales Agreement (16)

h.8.	Second Amendment to Controlled Equity Offering Sales Agreement (20)

h.9.	Underwriting Agreement relating to Mandatory Redeemable Preferred Shares (13)

h.10.	Placement Agency Agreement (14)

h.11.	Underwriting Agreement relating to Series B Mandatory Redeemable Preferred Shares (19)

i.	Inapplicable

j.1.	Custody Agreement (4)

j.2.	First Amendment to Custody Agreement (17)

k.1.	Stock Transfer Agency Agreement (4)

k.2.	First Amendment to Stock Transfer Agency Agreement (20)

k.3.	Second Amendment to Stock Transfer Agency Agreement (20)

k.4.	Administration Agreement (4)

k.5.	First Amendment to Fund Administration Agreement (17)

k.6.	Second Amendment to Fund Administration Agreement (20)

k.7.	Fund Accounting Agreement (4)

k.8.	First Amendment to Fund Accounting Agreement (17)

k.9.	DTC Representation Letter relating to Preferred Stock and Notes (5)

k.10.	Credit Agreement (7)

k.11.	Amendment One to Credit Agreement (8)

k.12.	Amendment Two to Credit Agreement (8)

k.13.	Amendment Three to Credit Agreement (9)

k.14.	Amendment Four to Credit Agreement (11)

k.15.	Amendment Five to Credit Agreement (13)

k.16.	Sixth Amendment to Credit Agreement (17)

k.17.	Seventh Amendment to Credit Agreement (20)

k.18.	Eighth Amendment to Credit Agreement (21)

k.19.	Form of Purchase Agreement (14)

l.	Opinion of Venable LP (19)

m.	Inapplicable

n.	Consent of Independent Registered Public Accounting Firm (18)

o.	Inapplicable

p.	Initial Subscription Agreement (2)

q.	Inapplicable

r1.	Code of Ethics for the Registrant (2)

r2.	Code of Ethics for the Adviser (2)

*	Filed herewith
(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on March 8, 2005 (File Nos. 333-123180 and 811-21725).
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on April 29, 2005 (File Nos. 333-123180 and 811-21725).
(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on October 12, 2005 (File Nos. 333-128063 and 811-21725).
(4)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on September 2, 2005 (File Nos. 333-128063 and 811-21725).
(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 11, 2006 (File Nos. 333-129878 and 811-21725).
(6)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on October 12, 2005 (File Nos. 333-128063 and 811-21725).
(7)	Incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on March 30, 2007 (File Nos. 333-139963 and 811-21725).
(8)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on February 19, 2008 (File Nos. 333-149315 and 811-21725)

(9)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 filed on April 10, 2008 (File Nos. 333-149315 and 811-21725)

(10)	Incorporated by reference to Post-Effective Amendment No. 4 to Registrant’s Registration Statement on Form N-2 filed on March 6, 2009 (File Nos. 333-149315 and 811-21725)

(11)	Incorporated by reference to Post-Effective Amendment No. 5 to Registrant’s Registration Statement on Form N-2 filed on May 1, 2009 (File Nos. 333-149315 and 811-21725)

(12)	Incorporated by reference to Post-Effective Amendment No. 6 to Registrant’s Registration Statement on Form N-2 filed on August 3, 2009 (File Nos. 333-149315 and 811-21725)

(13)	Incorporated by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2 filed on November 25, 2009 (File Nos. 333-149315 and 811-21725)
(14)	Incorporated by reference to Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-2 filed on January 6, 2010 (File Nos. 333-149315 and 811-21725)
(15)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 filed on April 10, 2008 (File Nos. 333-149315 and 811-21725)
(16)	Incorporated by reference to Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-2 filed on April 22, 2010 (File Nos. 333-149315 and 811-21725)
(17)	Incorporated by reference to Post-Effective Amendment No. 11 to Registrant’s Registration Statement on Form N-2 filed on January 31, 2011 (File Nos. 333-149315 and 811-21725)
(18)	Incorporated by reference to Post-Effective Amendment No. 12 to Registrant’s Registration Statement on Form N-2 filed on January 31, 2011 (File Nos. 333-149315 and 811-21725)
(19)	Incorporated by reference to Post-Effective Amendment No. 13 to Registrant’s Registration Statement on Form N-2 filed on February 4, 2011 (File Nos. 333-149315 and 811-21725)
(20)	Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-2 filed on April 21, 2011 (File Nos. 333-149315 and 811-21725)
(21)	Incorporated by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-2 filed on July 21, 2011 (File Nos. 333-149315 and 811-21725)
Item 26: Marketing Arrangements
          The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference, and information concerning any underwriters will be contained in an accompanying prospectus supplement.
Item 27: Other Expenses and Distribution
          The following table sets forth the estimated expenses to be incurred in connection with all potential offerings described in this Registration Statement:

Securities and Exchange Commission Fees	$11,790
Directors’ Fees and Expenses	7,000
Printing (other than certificates)	120,500
Accounting fees and expenses	175,000

Legal fees and expenses	300,000
NASD fee	7,500
Rating Agency Fees	—
Miscellaneous	66,000

Total	$687,790	*

(*)	These expenses will be borne by the Company unless otherwise specified in a prospectus supplement.
Item 28. Persons Controlled by or Under Common Control
          None.
Item 29. Number of Holders of Securities
          As of October 1, 2011, the number of record holders of each class of securities of the Registrant was:

Number
of Record
Title of Class	Holders
Common Shares ($0.001 par value)	57
Preferred Stock (Liquidation Preference $10.00 per share)	1
Long-term Debt ($90,000,000 aggregate principal amount)	14
Item 30. Indemnification
          Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
          The Registrant’s charter authorizes it, to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended (the “1940 Act”), to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate it, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served as a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.
          Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
          The provisions set forth above apply insofar as they are consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Adviser
          The information in the statement of additional information under the caption “Management of the Company — Directors and Officers” is hereby incorporated by reference.
Item 32. Location of Accounts and Records
          All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C., 11550 Ash Street, Suite 300, Leawood, Kansas 66211, at the offices of the custodian, U.S. Bank, N.A., 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, at the offices of the transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island or at the offices of the administrator, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202.
Item 33. Management Services
          Not applicable.
Item 34. Undertakings
          1. The Registrant undertakes to suspend the offering of common stock until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
          2. Not applicable.
          3. Not applicable.
          4. The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act. Accordingly, the Registrant undertakes:
               (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                    (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
                    (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
               (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
               (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
               (d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
               (e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
               The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
                    (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;
                    (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
                    (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
               (f) to file a post-effective amendment containing a prospectus to Section 8(c) of the Securities Act prior to any offering by the Company pursuant to the issuance of rights to subscribe for shares below net asset value;
               (g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%);
               (h) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
          5. (a) That for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act (17 CFR 230.497(h)) shall be deemed to be part of this registration statement as of the time it was declared effective; and
               (b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
          6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant’s statement of additional information.
          7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the 1933 Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the 1933 Act.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Leawood and State of Kansas, on the 28th day of October, 2011.

TORTOISE ENERGY CAPITAL CORPORATION
By:	/s/ Terry C. Matlack
Terry C. Matlack, Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ P. Bradley Adams P. Bradley Adams	Chief Financial Officer (Principal Financial and Accounting Officer)	October 28, 2011

/s/ Terry C. Matlack Terry C. Matlack	Chief Executive Officer (Principal Executive Officer)	October 28, 2011

/s/ Conrad S. Ciccotello* Conrad S. Ciccotello	Director	October 28, 2011

/s/ John R. Graham* John R. Graham	Director	October 28, 2011

/s/ Charles E. Heath* Charles E. Heath	Director	October 28, 2011

/s/ H. Kevin Birzer* H. Kevin Birzer	Director	October 28, 2011

*	By Kenneth P. Malvey, pursuant to power of attorney filed with the Registrant’s Registration Statement on Form N-2, filed on February 19, 2008 (File Nos. 333-149315 and 811-21725).

Exhibit Index

g.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C.